NEWS RELEASE

        ELD No. 09-07

TSX: ELD   NYSE-A: EGO

    March 27, 2009

Eldorado Gold 2009 Exploration Program

(all figures in United States dollars)

VANCOUVER, B.C.  - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “we”) is pleased to provide an update on our 2009 exploration program.  Eldorado has budgeted $18.4 million in exploration expenses for 2009 to be spent in Turkey, Brazil and China.

Turkey

The exploration budget for Turkey in 2009 is $6.9 million, which will be divided among Kisladag, Efemçukuru, Sayacik and regional targets.

Kisladag

The exploration drilling at Kisladag in 2009 will focus on 3 targets (see Figure 1):

#1

Further determination of shallow oxide gold mineralization around intrusion 2A;

#2

Test the extent of high grade gold at depth in the east and north east portion of the deposits

      (numerous holes in this region ended in +1 g/t gold); and

#3

Determine the limits of the new zone discovered at depth in the southeastern sector of the deposit.

            Hole # GC-324 hit 131m averaging 1.05 g/t Au in an area previously interpreted as waste.

For 2009 we have planned 5000 meters of drilling at Kisladag and the program will be expanded if warranted.

Efemcukuru

At the Efemcukuru project in western Turkey, construction is processing well with gold production slated for mid – 2010.  Exploration in 2009 will concentrate on the North Ore Shoot (see Figure 2).  Recent results not previously disclosed are listed in Table 1.

Table 1

Hole #	From	To	Width*	Au g/t	Ag g/t	Pb %	Zn %
KV-302	216.7	218.1	1.4	2.5	359	20.0	2.4
KV-303	193.7	195.1	1.4	10.5	49	2.6	4.9
KV-304	No	significant	intercepts
KV-305	205.0	205.6	0.6	2.7	37	4.2	2.8

*denotes down-the-hole widths, true width are approximately 80% of down-the-hole widths.

Approximately 4000 meters of drilling is planned in the North Ore Shoot for 2009, which will be split between infill holes to convert inferred into indicated resources (and probable reserves) and continue exploration down plunge and along strike.  The updated geologic interpretation of the North Ore Shoot indicates that there may be 2 mineralized structures at depth, and recent drilling lengths may have not been sufficient to cross both structures.

Sayacik and Regional

The Sayacik property is a volcanic centre situated approximately 10 km southwest of the Kisladag deposit.  Sayacik has similar geological characteristics as the Kisladag volcanic centre, including the volcanic host rocks and regional alteration.  Past programs have revealed anomalous gold geochemical values both in soil samples and rock chips.

The Sayacik exploration program consists primarily of a drill testing phase for 2009.  The $1.8 million program will compile a combination of shorter reverse circulation holes testing our numerous soil geochemical anomalies and deeper diamond holes testing geologic targets.  A total of 6000 meters is planned, along with 170 line-kilometers of an Induced Polarization geophysical survey.  Drilling and the geophysical survey is expected to begin in the second quarter of 2009, and the necessary forestry permits were received last week.

Regional exploration in Turkey will include reconnaissance programs in the Pontide Volcanic Belt to follow up first pass stream and rock chip geochemical anomalies.  Primary targets include porphyry mineralized systems, high and low sulphidation systems, and epithermal mineralization.

China

Exploration in China will focus on the 338.31 square kilometer land package at the Tanjianshan (“TJS”) project in Qinghai Province.  The two main targets areas for the 2009 program are QLT Deep and the QLT / JLG transition area.

At QLT Deep, drilling conducted late in 2008 successfully traced high grade oxide mineralization below the QLT pit (see Figure 3).   Results are shown in Table 2.

Table 2

Hole #	From	To	Width*	Au g/t
QD-131	106.4	110.5	4.1	8.72
QD-132	148.3	149.9	1.6	5.80
QD- 133	No	significant	intercepts
QD-134	103.3	109.0	5.7	10.90

  *interval widths are approximately equal to true widths

The 2009 program at QLT deep will consist of 2900 meters of diamond drilling to test the down dip extension of the ore body along the entire strike of the deposit.  Drilling will begin during Q2 2009.

The QLT / JLG transition area lies between the two deposits in a 20 kilometer belt of underexplored rocks.  Geologic work during 2007 and 2008 has led to a better understanding of the structural and stratigraphic relationship between the two deposits.  This understanding will guide exploration efforts in 2009, which will include detailed mapping, sampling and 2500 meters of diamond drilling, slated to begin on Q2 2009.

In addition to these two areas, we will test the southward extension of the XJG deposit (south of the JLG pit) where it is projected to continue under alluvial cover.

Brazil

Exploration in Brazil in 2008 focused on a regional reconnaissance program in the Carojas and Tapajos regions in Para State, and the start of our JV work on the Tocantinzinho Project, (“TZ”) also in the Tapajos area of Para State.  The regional program identified numerous targets with geochemical and geologic potential for gold mineralization.  These targets will receive follow-up mapping, geochemical sampling and ground geophysical surveys in 2009.  Planned expenditures will total $0.8 million dollars.

The TZ project is in the midst of a 20,000 meter diamond drill campaign.  The drilling goals are twofold:  1) infill drilling to upgrade inferred resources, and 2) new extension drilling laterally and down plunge of the existing gold mineralization.  Approximately 25% of the planned drilling is complete. To date returned assays are confirming extents and gold grades in areas previously classified as inferred resources.  Results also show that the mineralization is still open to depth in the south end of the deposit.  The drilling should be completed by early Q3.

Stephen Juras, Ph.D., P.Geo., Manager, Geology is the qualified person for the technical disclosure in this press release.  Samples from our Turkish projects are prepared at Eldorado’s facility in Turkey and assayed at the ALS facility in Vancouver, Canada.  Samples from our Chinese projects are prepared at our on-site facility in China and assayed at the ALS facility in Guangzhou, China.  For all projects, analyses for gold is done on sawn half core samples and reverse circulation cuttings using fire assay (AA finish).    Standard reference materials, blank and field duplicate samples are inserted prior to shipment from site to monitor the quality control of the assay data.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil

China, Greece, Turkey and surrounding regions.  We are one of the lowest cost pure gold producers reporting.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s reports, including the Annual Information Form and  Form 40-F dated March 31, 2008  and technical reports filed under the Company’s name at www.sedar.com.

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities law.  Such forward looking statements or information include, but are not limited to estimates of mineral reserves and mineral resources, estimates of future gold production and development and completion schedules.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.  Such forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements and forward-looking information.

Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; risks from litigation; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2008.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2008.

Although we have attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Forward-looking statements and forward-looking information are based upon management’s beliefs, estimates and opinions at the time they are made and we undertake no obligation to update forward-looking statements and forward-looking information if these beliefs, estimates and opinions or circumstances should change, except as required by applicable law.  There can be no assurance that forward-looking statements and forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information.  Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the NYSE Amex   (NYSE-A: EGO).

Contact:

Nancy Woo, VP Investor Relations

Eldorado Gold Corporation

Phone: 604.601-6050 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

 Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

Figure 1 Kisladag Section Showing 2009 Planned Drill Holes

eldoradogold

NW
SE
1000
Design Pit
Target 1
Limit of Known Gold Mineralization
Intrusion 2A
Volcanics
+1 g/t Shell
Volcanics
Schist
600
Target 2
Intrusion 1
Target 3
Legend
Existing Holes
Planned Holes
50
0
50
100
m

Figure 3 Qinglongtan Cross Section Showing QD-131 and QD-132

eldoradogold

10900E
10950E
11000E
11050E
11100E
11150E
11200E
11250E
3600
3550
3500
3450
3400
Mined Out
4.1m@8.72g/t
5.7m@10.9g/t
1.6m@5.8g/t
QD-134 (40m off section)
QD-131
QD-132
?
-25
0
25
50
m